Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom
+44 117 471-0150

March 11, 2025

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Evan Ewing
Jay Ingram

Re:	Vertical Aerospace Ltd.
Registration Statement on Form F-3
Filed February 7, 2025
File No. 333-284763

To the addressees set forth above:

On behalf of Vertical Aerospace Ltd. (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 20, 2025 with respect to the Registration Statement on Form F-3 (File No. 333-284763), filed with the Commission on February 7, 2025 (the “Registration Statement”). An electronic version of the Company Pre-Effective Amendment No. 1 (“F-3/A No. 1”) to the Registration Statement, which has been revised to address the Staff’s comment to the Registration Statement, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, the text of the Staff’s comment is set forth below in bold and italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-3

General

1.	We note that this Form F-3, among other things, constitutes a post-effective amendment to a Form F-3 (File No. 333-275430), initially declared effective on November 16, 2023, yet you have omitted the disclosure required by the form and Regulation S-K as it pertains to that offering. Please revise the registration statement to include the full information that currently would be required in a prospectus relating to all offerings that it covers. Refer to Rule 429 under the Securities Act of 1933, as amended.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the prospectus included in the Registration Statement to supplement the disclosures therein to include the following (with page numbers referring to the F-3/A No. 1) in respect of the ordinary shares issuable upon exercise of the Tranche A Warrants and the Tranche B Warrants, which ordinary shares were initially registered under the Prior Registration Statements in connection with an offering of Units of the Company (each Unit consisting of (i) one ordinary share of the Company, (ii) one-half of one Tranche A Warrant to purchase one ordinary share and (iii) one-half of one Tranche B Warrant to purchase one ordinary share) pursuant to the prospectus supplement dated January 22, 2025, and are being transferred to the Registration Statement pursuant to Rule 429 under the Securities Act:

•	Cover page and page 9: Reason for the Offer and Use of Proceeds (Form F-3 Item 4; Form 20-F Item 3.C);

•	Page 7: Risk Factors (Form F-3 Item 3; Regulation S-K Item 105);

•	Pages 10-12: Dilution (Form F-3 Item 4; Form 20-F Item 10.E);

•	Pages 25-27: Description of Securities Other than Equity Securities (Form F-3 Item 4; Form 20-F Item 12)[1];

•	Pages 30-34: Taxation (Form F-3 Item 4; Form 20-F Item 10.E); and

•	Page 40: Expenses of the issue (Form F-3 Item 4; Form 20-F Item 9.F).

Furthermore, the Company respectfully advises the Staff that it has updated its disclosure included in the Registration Statement under the section entitled “Capitalization” (addressing Form F-3 Item 4; Form 20-F Item 3.B) to include actual values as of December 31, 2024..

*    *    *    *

[1]	Although the Tranche A Warrants and the Tranche B Warrants themselves are not being offered by the Registration Statement, information regarding the terms of the Tranche A Warrants and the Tranche B Warrants, each of which constitute registered securities, could be relevant to investors in respect of the issuance and sale of the ordinary shares underlying the Tranche A Warrants and the Tranche B Warrants.

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 117 471-0150 with any questions or comments regarding this correspondence.

Very truly yours,

Vertical Aerospace Ltd.

		By:	/s/ Stuart Simpson
			Name:	Stuart Simpson
			Title:	Chief Executive Officer

cc:	(via email) Sanjay Verma, Vertical Aerospace Ltd. Robbie McLaren, Latham & Watkins (London) LLP David Stewart, Latham & Watkins (London) LLP

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